Exhibit 12.1

LeCroy Corporation
Ratio of Earnings to Fixed Charges - Actual

For the three month period ended
For the Years Ended June 30,	September 30,

	2006	2005	2004	2003	2002	2006	2005
Earnings, as defined:
Income before income taxes	$ 10,036	$3,015	$ 12,578	$(2,862)	$(10,556)	$ 931	$3,617

Fixed charges, as below	3,780	3,424	1,420	1,338	836	996	1,080
Total earnings, as defined	$ 13,816	$ 6,439	$ 13,998	$(1,524)	$(9,720)	$1,927	$4,697

Fixed charges, as defined

Interest charges	$3,096	$2,742	$ 720	$ 675	$ 211	$ 822	$ 916
Portion of rentals representative of interest factor	684	682	700	663	625	174	164
Total fixed charges, as defined	$ 3,780	$ 3,424	$ 1,420	$ 1,338	$ 836	$ 996	$1,080

Ratio of earnings to fixed charges (1)	3.66x	1.88x	9.86x	N/A	N/A	1.93x	4.35x

(1) Earnings were insufficient to cover fixed charges by $1,524,000 and $9,720,000 for the years ended June 30, 2003 and 2002, respectively.

	For the Year Ended June 30, 2006	For the three month period ended September 30, 2006
Earnings, as defined:
Income before income taxes	$ 9,611	$ 829

Fixed charges, as below	4,205	1,098
Total earnings, as defined	$ 13,816	$1,927

Fixed charges, as defined

Interest charges	$3,521	$ 924
Portion of rentals representative of interest factor	684	174
Total fixed charges, as defined	$ 4,205	$1,098

Ratio of earnings to fixed charges (2)	3.29x	1.76x

(2) The proforma ratio of earnings to fixed charges gives effect to the issuance of the notes, the use of the net proceeds from the issuance to reduce our Credit Agreement debt. Regulation S-K section 229.503(d) under the Securities Act requires that we include these proforma ratios.